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Exhibit 12.1

ADOBE SYSTEMS INCORPORATED
Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended	Year Ended
(in thousands, except ratios)	August 28, 2009	November 28, 2008	November 30, 2007	December 1, 2006	December 2, 2005	December 3, 2004
Earnings
Income before provision for income taxes	$541,308	$1,078,508	$947,190	$679,727	$765,776	$608,645
Add: Fixed charges	21,660	41,108	28,026	22,487	18,153	16,696

Total earnings	$562,968	$1,119,616	$975,216	$702,214	$783,929	$625,341

Fixed Charges(1)	$21,660	$41,108	$28,026	$22,487	$18,153	$16,696

Ratio of earnings to fixed charges	26.0	27.2	34.8	31.2	43.2	37.5

(1)
Fixed charges consist of interest expense, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.

        Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.

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  Exhibit 12.1
ADOBE SYSTEMS INCORPORATED Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends